Mail Stop 3561

May 25, 2007

C. Gregory Harper
President and Chief Executive Officer
Spectra Energy Partners, LP
5400 Westheimer Court
Houston, Texas 77056

> **Re: Spectra Energy Partners, LP**
> **Registration Statement on Form S-1**
> **Amendment No. 1 Filed May 8, 2007**
> **File No. 333-141687**

Dear Mr. Harper:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Please refer to comment 4 in our letter dated April 27, 2007. The statement that Spectra Energy is one of the largest operators of natural pipelines and storage facilities in North America does not appear to be adequately supported by the information in Annex A. Please delete this statement or provide us with additional documentation in support of this statement. Specifically, please provide support for the fact that the companies you refer to are the only (or constitute almost all) of the operators of natural pipelines and storage facilities.

Risk Factors, page 20

2. Please refer to comment 11 in our letter dated April 27, 2007. We continue to believe that some of your risk factors are vague and appear to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following as examples:

    *   Acquisitions or expansion projects that appear to be accretive…, page 27;

    *   The price of our common units may fluctuate significantly…, page 39.

Our Cash Distribution Policy and Restrictions on Distributions, page 46

3. We note disclosure in this section indicating that in the event of default under your credit agreement, you expect the lenders to exercise "other rights and remedies." Please identify the other rights and remedies to which you refer and consider risk factor disclosure if appropriate.

Business Strategies, page 100

4. Please refer to comment 23 in our letter dated April 27, 2007. We note your revised disclosure indicating that you may pursue acquisitions in new regions with "attractive characteristics." Please expand your disclosure to describe the attractive characteristics to which you refer.

Compensation Discussion and Analysis, page 126

5. Please refer to comment 27 in our letter dated April 27, 2007. As requested previously, please revise to disclose in the form of a percentage how much time you expect your executive officers to devote to you as compared to Spectra, as opposed to indicating that "substantially all" of their time will be devoted.

Selling Unitholder, page 174

6. We note your response to comment 29 in our letter dated April 27, 2007; however we are unable to locate the revisions we suggested. Please revise to indicate that Spectra Energy Partners (DE) GP, LP is an underwriter.

Underwriting, page 176

7. We note that affiliates of certain of the underwriters are expected to be lenders under your new credit facility. Please identify the affiliated lenders if known.

Index to Financial Statements, page F-1

8. We note your response to comment 30 in our letter dated April 27, 2007. We will review your future amended filing for updated financial statements and accounting consents, as applicable.

Spectra Energy Partners, LP Unaudited Pro Forma Combined Financial Statements

Combined Statements of Operations, page F-3

9. We note your response to comment 35 in our letter dated April 27, 2007. We see the presentation of net income per partnership unit assumes the general partner elected to relinquish receiving incentive distributions and remaining distributable earnings were allocated to the subordinated unit holders. Please tell us why remaining distributable earnings were not allocated to unit holders as required by the incentive distribution rights in the partnership agreement. We refer you to page 67. Paragraph 14 of EITF 03-6 disallows the application of arbitrary assumptions when contractual participation rights exist. Please advise or revise your presentation to allocate remaining distributable earnings, after allocating minimum quarterly distributions, according to the contractual provisions for incentive distribution rights. You may additionally disclose the general partner's right to forego receiving any incentive distributions.

10. Please advise or revise to include the general partner's net income per unit in your presentation. Please also revise your net income per partnership unit presentations on page 14 and 75 and elsewhere in your filing, as applicable.

3. Pro Forma Net Income per Unit, page F-8

11. We see the revised disclosure specifies distributable earnings are allocated to common and subordinated unit holders after deducting the general partner's interest in pro forma net income. The disclosure on page 66 states minimum quarterly and arrearage distributions to common unit holders and general partners are allocated at the same time. There is no discussion of any requirements to distribute cash to the general partner before other unit holders. Please advise or revise all related distribution discussions to disclose the general partner is required to receive cash distributions before other unit holders during the subordination period.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David P. Oelman, Esq.
        Vinson & Elkins L.L.P.
        Fax: (713) 758-2346